Scrap Connection BV

Financial statements 2014

Scrap Connection BV is a wholly owned Dutch subsidiary of Scrap Connection, Inc.

The headquarters of Scrap Connection, Inc. is based in Muscle Shoals, Alabama, US. Our business and technology development team is based in Amsterdam, The Netherlands.

We have provided these financials as a supplement to those filed with the SEC for Scrap Connection, Inc. in order to provide a more comprehensive view of our financial history.

Table of contents

1 Company details

1.1 Foundation
The company has been founded on 21th of November, 2012 and is statutory established in Amsterdam.

1.2 Activities
Rendering services and activities related to the trade in raw materials, information technology, automation and internet.

1.3 Management
Manager of the company is C.L. Yerbey.

1.4 *Financial year*
The first financial year was a long year and started on 21th of November, 2012 and ended 31th of December, 2013. The financial year 2014 is a normal calender year.

1.5 Auditor's report
In view of the scale of operation as stated in article 396 BW2 the company is not obliged to have an audit as mentioned in article 393 sub 1 BW2.

2 Balance - assets

	31-12-2014		31-12-2013	
	€	€	€	€
Non-current assets				
Loan receivable Dopper	3.300		3.300	
Loan receivable Simons	4.045		4.045	
		7.345		7.345
Current assets				
Trade and other receivables				
Advance account Yerby	28.785		5.532	
VAT	3.559		1.374	
		32.344		6.906
Cash and cash equivalents				
Commercial banks	804		2.984	
		804		2.984
Total assets		40.493		17.235

3   Balance - liabilities

	31-12-2014		31-12-2013	
	€	€	€	€
Equity				
Issued share capital	1		1	
Other reserves	-83.714		-24.009	
		-83.713		-24.008
Liabilities				
Non-current liabilities				
Loan payable to group company	107.972		35.877	
Loan payable Marland	5.000		5.000	
Loan payble Bouman	2.000		0	
		114.972		40.877
Current liabilities				
Creditors	2.284		0	
Wage taxes	2.674		0	
Net salary	1.210		0	
Other payables	2.300			
Interest from loans payable	766		366	
		9.234		366
Total liabilities		**40.493**		**17.235**

4 Profit- and loss account

	2014		2012/2013	
	€	€	€	€
Gross operating result				
Total sales	0		7.501	
Costs of sales	-16.375		-13.470	
		-16.375		-5.969
Operating expenses				
Salaries	16.768		0	
Other staff expenses	5.258		4.723	
Sales & marketing costs	3.081		3.213	
Office expenditures	10.751		8.079	
Legal fees	0		1.164	
Audit fees	6.125		0	
Other operating expenses	0		118	
		-41.983		-17.297
Net operating result		-58.358		-23.266
Financial income and expenses				
Banking costs	-411		-377	
Interest and costs Tax authorities	-236		0	
Interest on loans payable	-700		-366	
		-1.347		-743
Result before taxes		-59.705		-24.009
Corporate taxes		0		0
Result after taxes		-59.705		-24.009

5   Accounting policies

5.1   General
The annual report has been edited according to the legal defenitions of Title 9 of Book 2 BW (Dutch Law).
Unless indicated otherwise, the assets and liabilities are presented at their nominal values.

5.2   Non-current assets
Long-term receivabless are recorded to nominal values, keeping in mind the risq of bad and doubtful debts.

5.3   Current assets
Current receivabless are recorded to nominal values, keeping in mind the risq of bad and doubtful debts.
All current receivables are due within 12 months from the balance sheet date.

5.4   Equity
The capital consists of one share of € 1 nominal. The share is owned by Scrap Connection Inc.
The other reserves regard the retained earning of the company.

5.5   Non-current liabilities
Long-term payables are recorded to nominal values, keeping in mind the risq of bad and doubtful debts.

5.6   Current liabilities
Current liabilitiess are recorded to nominal values, keeping in mind the risq of bad and doubtful debts.
All current paybles are due within 12 months from the balance sheet date.

5.7   Net operating result
Operating results are determined by subtracting the operating expenditure, interest and depreciation from the sales, valued against historical costs.
In the breakdown of the operating results only those profits are accounted for that have effectuated during the financial year. Furthermore risks and losses that have been identified before the end of the financial year have been accounted for.

6 Notes to the balance sheet

6.1 *Non- current assets*

		31-12-2013	
		€	€
Loan receivable Dopper		3.300	
Loan receivable Simons		4.045	
Total loans receivable			7.345

No interest is accrued on these loans.

6.2 Non current liabilities

Loan payable to Scrap Connection Inc.	(*1)	107.972	
Loan payable to Marland	(*2)	5.000	
Loan payable to Bouman	(*3)	2.000	
Total loans payable			114.972

(*1) no interest is accrued on the loan payable to Scrap Connection Inc.
(*2) the interest rate on the loan payable to Marland is 8%
(*3) no interest is accrued on the loan payable to Bouman